Exhibit 99.1

21Vianet Announces Appointment of Executive Chairman for its Retail IDC Business Group

BEIJING, May 29, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that Mr. Samuel Shen has joined the Company as executive chairman of the Company’s retail IDC business group in May 2020.

An industry veteran and seasoned executive, Mr. Shen is known for his business acumen and technical foresight, with extensive experience in the fields of cloud, edge computing, big data, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud’s efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft, leading and contributing to its cloud transformation success.

“We are excited about the addition of such high-caliber talent to our team,” said Mr. Josh Chen, Founder and Executive Chairman of the Company. “Samuel is distinguished by his in-depth expertise in technological and cloud service innovation, proven leadership, solid track record of supporting corporate digital transformation, and deep industry knowledge, which will enable him to bring significant value to 21Vianet and spearhead the growth of our retail IDC business group. We believe that Samuel’s commitment to excellence will be instrumental to our performance as the Company further advances towards serving its customers’ increasing demands that are being driven by the ongoing trend of corporate digitization across China. With the addition of Samuel to our executive leadership team, 21Vianet will accelerate its entrance into the next chapter of growth through its hyper-scale wholesale and value-added retail dual growth engines.”

Mr. Samuel Shen said, “I am delighted to have the opportunity to join 21Vianet and lead its retail IDC business group. I’m also energized by such a talented team, all of whom share a passion for achieving business success and long-term growth. I look forward to working closely with the team to seize the rapidly emerging opportunities in the market and help further enhance the Company’s strengths with its retail customers.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries, ranging from Internet companies to government entities and from blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com